UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of June, 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[LOGO - TELEVISA]                                         PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE
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PROGRAM LICENSE  AGREEMENT  BETWEEN TELEVISA AND UNIVISION MAKES CLEAR THAT
UNIVISION DOES NOT HOLD INTERNET RIGHTS TO TELEVISA'S PROGRAMMING

Mexico City, June 7, 2006--Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO) today stated that a number of press reports over the last several weeks have quoted Univision's President and Chief Operating Officer as saying that there is a "difference of opinion" as to whether Univision holds Internet rights to Televisa's programming. If these press reports accurately reflect any such comment or view of Univision, it would be entirely without basis.

Televisa pointed out that the Program License Agreement ("PLA") between Televisa and Univision specifically states: "Licensee [Univision] may not broadcast or otherwise transmit, or permit others to broadcast or otherwise transmit, any Program or any portion thereof over or by means of the internet, or similar systems, now existing or hereafter developed."

"The PLA is unequivocal in this regard. There is no room for any `difference of opinion' by Univision or any other party as to this prohibition imposed upon Univision by the PLA," Televisa stated.

Televisa further noted that a similar provision of the PLA presently, subject to certain exceptions, bars Televisa from distributing over the Internet in the United States programming otherwise subject to the PLA, but that as to it the prohibition expires on December 19 of this year. Subsequent to that date, Televisa believes that, by the terms of the PLA, it will then have the right to do so.

A previous statement ascribed to a Televisa executive in a news report yesterday suggesting that Televisa does not have the right to do so, was in reference only to the present time period before December 19 of this year.


Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States, and in La Sexta, a free-to-air television venture in Spain.

                                    ###

TELEVISA INVESTOR RELATIONS CONTACTS:     MEDIA RELATIONS CONTACTS:

MICHEL BOYANCE / ALEJANDRO EGUILUZ        MANUEL COMPEAN
Tel: +52 (55) 5261-2445                   Tel: +52 (55) 5728-3815
Fax: +52 (55) 5261-2494                   Fax: + 52 (55) 5728-3632
ir@televisa.com.mx                        mcompean@televisa.com.mx
------------------                        ------------------------

                                          LIN WU/JEREMY FIELDING/SCOTT HYNES
                                          Kekst and Company
                                          Tel: +1 (212) 521-4800

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           GRUPO TELEVISA, S.A.
                                           -------------------------------------
                                                (Registrant)


Dated: June 8, 2006                        By     /s/ Jorge Lutteroth Echegoyen
                                                  ------------------------------
                                           Name:  Jorge Lutteroth Echegoyen
                                           Title: Controller, Vice President